Annuities overview

Protection, growth and income

Annuities can help you retire with confidence.



How do annuities work?

You put money in

You buy an annuity with either a lump sum or a series of payments.

It goes to work

Your money can grow tax-deferred[1] over time or you can turn it into guaranteed income that lasts as long as you want.

You get your money back

Depending on your annuity, you can get your money back either all at once or in regular payments over time.

What's an annuity?

An annuity is a long-term contract between you and an insurance company. There are several options. Some annuities are designed to provide immediate, guaranteed retirement income that lasts as long as you want—even the rest of your life. Others offer more growth potential and can also provide steady, guaranteed income later in retirement. And others offer some protection from market losses.

What can Symetra annuities do for you?



Grow your money

Fixed indexed annuities can provide more potential for your money to grow without market risk.

Explore fixed indexed annuities



Protect what you've saved

Fixed deferred annuities provide opportunites to grow what you've earned, tax-deferred, while minimizing risk.

Explore fixed deferred annuities



Balance risk and reward

Index-linked annuities give your money market-based growth potential with some protection from downside risk.

Explore index-linked annuities



Create guaranteed income

Income annuities can turn a portion of your savings into guaranteed income —money that lasts for a specified period of time or the rest of your life.

Explore income annuities

See our quick comparison guide

	Fixed deferred annuity	Fixed indexed annuity	Index-linked annuities	Income annuity
Key feature	Growth based on a fixed, guaranteed rate of interest for a specific number of years.	Growth potential based on the performance of one or more market indexes? subject to a cap (the top percentage you can earn in any given contract year) or margin (a deduction from the amount of interest you earn).	Higher growth potential (subject to a cap) in exchange for downside risk.	Instant, guaranteed income.

Key benefits	Protects your principal. Predictable growth.	More growth potential (but less predictable).	More growth potential with some protection from losses.	Guaranteed income that begins immediately.
Multiple ways for you to take income, including a series of payments for life	✓	✓	✓	✓
Money grows at a fixed rate of return	✓	✓ (fixed account option only)	✓ (fixed account option only)	-
Protection from market volatility	✓	✓	Limited protection through a "buffer" or a "floor." Loss of principal is possible.	✓
Steady guaranteed income payments immediately after purchase	-	-	-	✓
Tax-deferred compounding growth potential	✓	✓	✓	-
Penalties for early withdrawals	✓	✓	✓	Early withdrawals not permitted as it is an irreversible decision.

There's more to learn

When it comes to your future income, it's important to know exactly what you're buying. Make sure you fully understand all of the features, terms and conditions of your contract before signing your name. Talk to your financial professional or insurance producer to find out if an annuity is right for you.

Next Steps

Symetra offers a variety of annuities. Ask your financial professional, registered representative or insurance producer if an annuity is right for you.

What to consider



Annuities are issued by Symetra Life Insurance Company, 777 108th Ave NE, Suite 1200, Bellevue, WA 98004, and are not available in all U.S. states or any U.S. territory.

Annuity contracts have terms and limitations for keeping them in force. Contact your financial professional, registered representative or insurance producer for complete details.

Guarantees and benefits are subject to the claims-paying ability of Symetra Life Insurance Company (SLIC).

Interest credited to indexed accounts is affected by the value of outside indexes. Values based on the performance of any index are not guaranteed. The contract does not directly participate in any outside investment.

Withdrawals may be subject to federal income taxes, and a 10% IRS early withdrawal tax penalty may also apply to amounts withdrawn prior to age 59½. Clients should consult their attorney or tax advisor for more information.

Securities are offered through Symetra Securities, Inc. (SSI).

SSI and SLIC are affiliates and are both located at 777 108th Avenue NE, Suite 1200, Bellevue, WA 98004-5135. Each company is responsible for its own financial obligations.

SYMETRA LIFE INSURANCE COMPANY ("Symetra") has filed a registration statement (including a prospectus) with the SEC for Symetra Trek. For more complete information about Symetra and Symetra Trek, you should read the prospectus and other documents Symetra has filed with the SEC before purchasing. These documents are available for free by visiting EDGAR at www.sec.gov. Alternatively, Symetra or your registered representative will provide the prospectus by request. Contact Symetra toll-free at 1-800-796-3872 ext. 22136.

Symetra Trek is a long-term investment designed for retirement purposes. There is a risk of substantial loss of principal. Please refer to the prospectus for more details.

Symetra Trek[SM] is a service mark of Symetra Life Insurance Company.

[1]While nonqualified annuities offer the added benefit of tax deferral, in the case of qualified annuities, the tax deferral is provided by the retirement plan itself. No additional tax benefit is provided by placing qualified funds in an annuity. In the case of qualified annuities, clients should focus on the benefits offered by the annuity itself to determine if the annuity is right for them.